SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2007

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Lease agreements for natural gas regasification

(Rio de Janeiro, April 20, 2007). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA], a Brazilian international energy company, announces that its Executive Board approved today the contracting of Golar LNG Ltd for the lease of two ships for the LNG (Liquefied Natural Gas) terminals located at Guanabara Bay, Rio de Janeiro, and Pecém, Ceará. The two Regasification and Storage Floating Units can also be used to transport LNG. One of the units will have the capacity to regasificate up to 14 million cubic meters per day (m3/d) of gas, and the other, up to 7 million m3/d. Both will be able to operate in any of the terminals. The first one is scheduled to come on stream in the first half of 2008. The lease cost of the two ships will total approximately US$ 90 million per year, including operating expenses.

The LNG Project is the best technical and economic solution Petrobras found to make gas supply flexible, both in the short and long-terms, making natural gas available to Southeastern and Northeastern Brazil and ensuring Thermoelectric Plant reliability. The project allows input purchase parcelling adjusting to effective demand progress, as the trend of greater thermoelectric plant use during the Brazilian dry season (May to October) is concomitant with the lowest demand for LNG in the international market.

The ships will be moored to an island-type pier (Guanabara Bay) and to an existing pier (Pecém). Both will be installed in sheltered waters, close to the transport network and to consumer markets. A pipeline will connect the pier to the coast, where the natural gas transport line will be integrated into the company’s gas pipelines system, and will be supplied by supply vessels.

Essentially devoted to meet thermoelectrical flexible demand, the Guanabara Bay LNG Regasification terminal will be located close to three large plants (Barbosa Lima Sobrinho, Leonel Brizola and Mário Lago). The Pecém terminal, besides supplying the thermoelectrical plants (TermoFortaleza, TermoCeará e Jesus Soares Pereira), will also supply part of the Northeastern industrial market.

This project marks the insertion of Brazil and the entry of Petrobras into the LNG market and is aligned to the company’s strategic objectives: to increase the supply flexibility of the Brazilian natural gas market for the thermoelectrical generation needs, diversify the input supply sources and anticipate the development of this market.

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I Raul Adalberto de Campos - Gerente Executivo I E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 20, 2007

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.